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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                SCHEDULE 14D-9
                               (AMENDMENT NO. 1)

                     Solicitation/Recommendation Statement
                         Pursuant to Section 14(d)(4)
                    of the Securities Exchange Act of 1934

                                MHI GROUP, INC.
                           (Name of Subject Company)

                                MHI GROUP, INC.
                     (Name of Person(s) Filing Statement)


                    Common Stock, $.40 Par Value per Share
                        (Title of Class of Securities)


                                   552925505
                                   ---------
                     (CUSIP Number of Class of Securities)

                              Clifford R. Hinkle
                     President and Chief Executive Officer
                            3100 Capital Circle, NE
                          Tallahassee, Florida  32308
                                (904) 385-8883

                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications
               on Behalf of the Person(s) Filing the Statement)


                                   COPY TO:

                             Bruce R. Kraus, Esq.
                           Willkie Farr & Gallagher
                              One Citicorp Center
                             153 East 53rd Street
                           New York, New York  10022
                                (212) 821-8000
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        This Amendment No. 1 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 ("Schedule 14D-9") filed by MHI Group, Inc., a Florida corporation (the "Company"), with the Securities and Exchange Commission (the "Commission") on August 15, 1995, relating to the cash tender offer made by SPRT Corp., a Florida corporation (the "Purchaser"), a direct, wholly owned subsidiary of Loewen Group International, Inc., a Delaware corporation, to purchase all of the issued and outstanding shares of Common Stock, $.40 par value per share, of the Company (the "Shares") at a price of $10.25 net per Share in cash as more particularly described in a Tender Offer Statement on Schedule 14D-1 filed with the Commission on August 14, 1995 by the Purchaser. Terms not otherwise defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

        Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following statement thereto:

        The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 with respect to the purchase of the Shares pursuant to the Offer expired as of 11:59 p.m., New York City time, on August 25, 1995.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

        Item 9 of the Schedule 14D-9 is hereby amended by substituting the corrected Form of Stock Appreciation Rights Agreements between the Company and certain Executive Officers of the Company filed herewith for the Form of Stock Appreciation Rights Agreement between the Company and certain Executive Officers of the Company filed as Exhibit 7 to the Schedule 14D-9.

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        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 28, 1995                  MHI GROUP, INC.
                                        a Florida Corporation


                                        By: /s/ Clifford R. Hinkle
                                           --------------------------
                                           Clifford R. Hinkle
                                           President and Chief Executive Officer


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